UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Securities Market “Ley del Mercado de Valores”.

In continuation of the Communication of Relevant Information dated April 10, 2014, with registration CNMV No. 203309, PRISA communicates that on behalf of the financing entity has proceeded to place a pack of 15,000,000 shares of Mediaset España Comunicación, S.A. (“Mediaset España”), representing 3.69% of the share capital of said company, by commandment of PRISA at a rate of 8.08 euros per share, which have been placed among qualified investors in an amount of 121.200.000 euros in cash, resulting in a negative difference with the “book value” of 4,080,000 euros.

As a result of this placement, PRISA continues holding a participation of 55,534,898 shares of Mediaset España, representing 13.65% of the share capital of this company. According with the consistent practice in these types of operations, PRISA has acquired a lock-up agreement on said shares for a period of 90 days as of today.

Madrid, April 11, 2014

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 11, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors